July 23, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathleen Collins
Accounting Branch Chief

Re:	Merge Healthcare Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Forms 8-K Filed April 20, 2010 and June 18, 2010
SEC File No. 001-33006
Dear Ms. Collins:
On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated July 15, 2010 (the “Comment Letter”) relating to the Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009 filed by the Company on March 12, 2010 and April 30, 2010, respectively, and the Forms 8-K filed by the Company on April 20, 2010 and June 18, 2010 (File No. 001-33006). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.
Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1.	Business, page 2
General
1. We note from your Form 8-K filed May 6, 2010 that the company started tracking non-recurring backlog during the first quarter 2010. Please confirm to us that you will include this information in future Form 10-K filings. As part of your response, please tell us how you considered disclosing backlog from recurring revenue. See Item 101(c)(1)(viii) of Regulation S-K.
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-01
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

Company Response: The Company confirms that it will include non-recurring backlog data in future Form 10-K filings.
Revenue from recurring sources is primarily comprised of maintenance contracts, of which the length of such contracts entered into with customers varies from 1 to 5 years. The amount of recurring backlog can vary significantly from reporting period to reporting period, due solely to the amount of years included in renewals for maintenance, not as a result of increased or decreased renewal rates. As a result, management does not believe the amount of recurring revenue backlog to be a meaningful metric; nor is it one that management tracks and reports to the Company’s Audit Committee or Board of Directors.

Item 3.	Legal Proceedings, page 22
2. In this section, please include an enhanced discussion of the factual basis underlying any legal proceedings. See Item 103 of Regulation S-K.
Company Response: The Company respectfully acknowledges the Staff’s comment and will include an enhanced discussion of the factual basis underlying any legal proceedings pursuant to Item 103 of Regulation S-K in future filings.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 25
3. Please consider expanding your Overview section to include an executive level overview that provides context for the remainder of the management’s discussion and analysis. For example, identify the factors that Merge’s executives focus on in evaluating financial condition and operating performance. Consider addressing the material opportunities, risks and challenges facing Merge and how management is dealing with these issues. We note your disclosure regarding the “continuing global macroeconomic downturn,” however, your Overview should address concerns unique to the company in addition to general concerns. Please also consider enhancing your disclosure to address any material trends affecting Merge. In this regard, we note your discussion on pages 5 and 6. Refer to SEC Release No. 33-8350.
Company Response:
In response to the Staff’s comment, the Company will consider expanding the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future Form 10-K filings to provide better context for the remainder of the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Liquidity and Capital Resources
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-02
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

Operating Cash Flows, page 34
4. We note that your discussion of operating cash flows is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively, to an understanding of your cash flows as it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. In this regard, we note that there have been significant changes in accounts receivable and deferred revenue but there is no discussion regarding the reasons for these changes. As part of your response, tell us how you considered disclosing days sales outstanding (“DSO”) at each balance sheet date and the impact it had on your cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.
Company Response: The Company did consider the guidance in Section IV.B.1 of SEC Release 33-8350 when addressing material changes in the underlying drivers that affect cash flows from operations. The Company did not believe the changes in accounts receivable and deferred revenue warranted specific discussion as the changes were attributable to the timing of invoicing, revenue recognition and payments received under the Company’s contracts with its customers. There were no new sources or uses of cash flow, and no significant changes in how the Company contracted with its customers. The Company also considered disclosing days sales outstanding at each balance sheet date, but did not believe the increase by 5 days to 83 days as of December 31, 2009 had a significant impact on its cash flows. Therefore, the Company did not disclose days sales outstanding. To the extent material, the Company will include this data in future Form 10-K filings.
Financial Statements
Note (1) — Basis of Presentation and Significant Accounting Policies
Revenue Recognition, page 51
5. Your disclosures indicate that vendor-specific objective evidence of fair value of maintenance and support is based on the substantive renewal price stated in the contract. Please tell us how you determined such rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.
Company Response: The Company reviews renewal rates (renewal maintenance amount quoted compared to the software and/or hardware value) on an annual basis to establish an acceptable range that the Company will quote to its customers. Provided that the quoted renewal amount stated within a customer contract (as a percentage of the software and/or hardware value) is
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-03
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

greater than the low end of the established acceptable renewal percentage range, such maintenance renewal amount is considered substantive.
The Company sells to three types of customers located in the U.S. and internationally (generally through original equipment manufacturers, value added resellers or distributors), which geographical location may impact maintenance renewal rates.
• Directly to end-users, to which the Company generally provides first line support consisting of call support and software updates. The renewal maintenance amount quoted to end-user customers is based on a percentage of list price of the software and/or hardware sold. The rate varies from [**]% — [**]% of the list price of the software and/or hardware, depending on whether maintenance includes coverage for third party hardware or software.
• Indirectly through original equipment manufacturers, who embed the Company’s software technology in their product. The Company generally provides second line support consisting of technical support only to the original equipment manufacturer (not their end-users) and software updates / upgrades. The renewal maintenance amount quoted to original equipment manufacturer customers is based on a percentage of the net sales price for the software. The rate ranges from [**]% — [**]% of the net sales price software and/or hardware.
• Indirectly through value added resellers & distributors, who bundle the Company’s product as part of a larger software solution to its customer. The Company generally provides second line support consisting of technical support to the value added reseller or distributor and software updates / upgrades. The renewal maintenance amount quoted to value added reseller & distributor customers is based on a percentage of the net sales price for the software. The rate ranges from [**]% — [**]% of the net sales price software and/or hardware. The rate varies depending on whether first-line support is also provided to the end-user customer of the value added reseller / distributor.
In general, greater than [**]% of the each of the Company’s three customer bases outlined above renew at rates stated in the original agreement.
6. We note that revenue from your SaaS offerings are generally recognized using the proportional performance method. Please tell us about the types of services being provided in these arrangements, including whether you provide any set up fees, and explain to us how you are applying the proportional performance method to these arrangements. As part of your response, please refer to the authoritative guidance you relied upon when determining your accounting.
Company Response: The Company derives SaaS revenues primarily from providing software application-hosting and related services to customers on clinical trial projects. Revenues are generated in three stages for each clinical trial. The first stage (development and deployment) includes trial and application setup, including design of electronic case report forms and edit
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-03
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

checks, investigator site training, and implementation of the system and server configuration. Customers generally have the ability to terminate a contract, whether during the first stage or otherwise, upon 30 days notice. If a contract is terminated, payment of fees earned from all services provided through the termination date are immediately due and payable and the Company has historically been successfully collecting such amounts in full. In addition, the Company also has transactions with certain customers in which the Company provides the services in the first stage and the customer performs the services associated with the remaining two stages.
The Company determined that the proportional performance method was appropriate based the on the Speech by the SEC Staff: Remarks at the 2003 Thirty-First AICPA National Conference on Current SEC Developments, Revenue Recognition — Service Contracts discussion and consideration of SAB No. 101. The Company believes that the substance of these hosted transactions indicates that the purchaser is paying for a service that is delivered over time. Therefore, revenue recognition should occur over time, reflecting the provision of service. Revenue generated is generally recognized using the proportional performance method, measured principally by the total labor hours incurred as a percentage of estimated total labor hours for each contract. It is the Company’s belief that labor hours (an input measure) are a reasonable surrogate for output measures as its customers receive and are obligated to pay for the service as performed, which is consistent with the concepts in SAB No. 101. This method also focuses on the rights and obligations of the customer as well as the Company and reflects the pattern in which the obligation to the customer is fulfilled.
In addition, FASB ASC Subtopic No. 605-25, Multiple Element Arrangements Revenues (the guidance under former EITF Issue 00-21) was also considered in the determination of accounting for these types of arrangements. As the personnel performing services in the first stage are the same as other stages throughout the contract, and the Company does not have sufficient stand-alone transactions or other third-party evidence of fair value for all of the contract elements included in the three phases, these types of bundled arrangements are considered a single element contract.
7. Your disclosures indicate that if services are considered essential, revenue is recognized using the proportional performance guidelines or percentage of completion accounting, as appropriate. Please tell us of the nature, of services being provided and tell us when you apply the proportional performance method versus the percentage of completion. Please refer to the authoritative literature that supports your accounting.
Company Response: The Company first analyzes its customer contracts to determine whether or not software is incidental to the product as a whole using FASB ASC Subtopic No. 605 (the guidance under former EITF 00-3). If the software is incidental then Subtopic No. 605-25, Multiple Element Arrangements Revenues (specifically the guidance under former EITF Issue 00-21) is used. For contracts that include significant services where software is incidental, such as the SaaS arrangements, the proportional performance method is used.
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-05
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

If the software is not incidental, then the appropriate sections of Subtopic No. 605 (the guidance under former SOP 97-2) are considered. The nature of services generally being provided under these types of arrangements with customers include installation, engineering services, training, and consulting. The Company evaluates whether services (included in arrangements where the software is not incidental) are essential based on the guidelines in Subtopic No. 605-25. If services are essential, the Company accounts for such contracts (generally using percentage of completion accounting) under the guidance included in Subtopic 605-35.
Note (5) — Fair Value Measurement, page 59
8. We note your cash and cash equivalents consist primarily of balances with banks and liquid short-term investments with original maturities of ninety days or less. If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9 related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.
Company Response: The vast majority of the Company’s cash and cash equivalents balance as of December 31, 2009 consisted of balances held in either deposit (i.e. checking) or overnight sweep accounts with banks which are carried on the balance sheet for the amount maintained in the bank account (less outstanding checks). We considered the disclosures pursuant to Subtopic 820-10-50-1 through 50-9. Based on the fact that the vast majority of Company’s cash and cash equivalents were comprised of such instruments with readily available information and that the carrying value equaled fair value, the Company did not believe that further disclosure was necessary. The Company confirms that it will provide added disclosure regarding the composition of its cash and cash equivalents in future Form 10-K filings.
Note (13) — Income Taxes, page 68
9. Given that you have a history of pre-tax losses, please describe the specific factors that you considered when determining that a full valuation allowance against your deferred tax assets was not required. Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the remaining deferred tax assets and indicate how the positive and negative evidence was weighted. See ASC 740-10-30-16 through 25.
Company Response: Under the guidelines of Subtopic 740-10-30 and as a matter of course, the Company assesses the realizability of its deferred tax assets by considering all available evidence, both positive and negative, to determine whether a valuation allowance is necessary. The weight assigned to a particular piece of evidence should be commensurate with the ability for objective verification.
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-06
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

The Company has experienced cumulative losses over the three year period ending with 2009 in both of its primary operating jurisdictions of the U.S. and Canada. The Company believes that it is well established that cumulative losses is a form of evidence that is among the most objectively verifiable form of negative evidence available, and that it carries with it more weight than other evidence that entails some degree of subjectivity. For this reason, the realization of deferred tax assets is difficult to support if the basis relies on forecasts of future earnings without a demonstrated turnaround to operating profitability.
The Company does not believe positive developments in 2009 were of sufficient weight to overcome the negative evidence of cumulative losses with respect to its Canadian or U.S. operations without a further showing of sustained profitability and demonstrated turnaround. Accordingly, a full valuation allowance was provided for all net deferred tax assets, except where offset by uncertain tax position liabilities under ASC 740-10-25-16. As a result of the need of the Company to carry tax liabilities, the Company has not recorded a valuation allowance for deferred tax assets that will be realized upon assessment of the uncertain tax position that gave rise to the liability.
Item 9A. Controls and Procedures
(a) Disclosure Controls and Procedures, page 76
10. We note that you disclose that a control system “can provide only reasonable, not absolute assurance that the objectives of the control system are met.” Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. See Section II.F.4 of SEC Release No. 33-8238. Also, confirm you will revise your disclosures in future filings.
Company Response: The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report.
The Company will also revise its future filings to include the reference to the level of assurance of its disclosure controls and procedures. The following represents our intended revised disclosure in future filings:
“Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of [last day of period reported on]. Based on their evaluation as of [last day of period reported on], our Chief Executive Officer and
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-07
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in this [Annual/Quarterly] Report on Form [10-K/10-Q] was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.”
Exhibit Index, page 80
11. Please tell us why you have not filed as exhibits the value added reseller and VAR agreements entered into with Merrick Healthcare in March 2009 and February 2010, respectively. Please also tell us why you have not filed the license agreement and term note agreement with the same entity. We note that these are related party agreements. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Company Response: The Company respectfully acknowledges the Staff’s comment and will file as exhibits to its next Form 10-Q filing any agreements with Merrick Healthcare that are required to be filed under Item 601(b)(10)(ii)(A) of Regulation S-K.
Signatures, page 81
12. In future filings, please ensure that Mr. Oreskovich signs the report in his individual capacity, and not solely on behalf of the registrant.
Company Response: The Company respectfully acknowledges the Staff’s comment and will ensure that Mr. Oreskovich signs future Form 10-K filings in his individual capacity, and not solely on behalf of the registrant.
Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 10.	Directors, Executive Officers and Corporate Governance
Management
Executive Officers, page 5
13. Ensure that future filings include the full five years of business experience for each executive officer. Refer to Item 401 of Regulation S-K. In this regard, we note the business experience discussion for Ms. Mayberry—French does not appear to cover the full period required by Item 401.
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-08
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

Company Response: The Company respectfully acknowledges the Staff’s comment and will ensure that future filings include the full five years of business experience for each executive officer, including Ms. Mayberry-French, pursuant to Item 401 of Regulation S-K.

Item 11.	Executive Compensation
Compensation Discussion and Analysis
General
14. Future filings should elaborate to a greater extent on the role of Mr. Dearborn in determining compensation and his input during the crafting of compensation packages. For example, can Mr. Dearborn call or attend compensation committee meetings? Can he meet with your compensation consultants? Refer to Item 402(b)(2)(xv).
Company Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, to the extent that such information is material to an understanding of our compensation practices and decisions, will elaborate to a greater extent on its Chief Executive Officer’s role in determining the compensation packages of the Named Executive Officers, including such activities as his attendance at Compensation Committee meetings and interaction with any compensation consultants that may be engaged in the future. We supplementally advise the Staff that neither the Company nor the Company’s Compensation Committee has engaged an outside compensation consultant.
15. We note your use of peer group comparisons. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2009 compensation for each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.
Company Response: The Company respectfully advises the Staff that it does not use specific peer group compensation percentiles in making compensation decisions. The Company does consider the salaries of executives at companies of comparable position in the healthcare information technology industry as one factor in setting executive salaries, but the Company does not make use of any formal survey information or benchmark against any specific compensation percentile.
Board Leadership Structure and Risk Oversight, page 9
16. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that your policies and practices are not reasonably likely to have a material adverse effect on the Company.
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-09
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

Company Response: The Company supplementally advises the Staff that, in reaching this conclusion, management, with the assistance of outside counsel, and the review and concurrence of the Compensation Committee, assessed our compensation policies and practices, and determined that such policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. This assessment considered, among other things: the design elements of our compensation programs and policies; the mix of cash and equity payouts; the balance of incentive compensation to encourage both short-term performance and long-term value creation; the combination of performance and time vesting requirements used by our incentive plans; the use of financial performance metrics that are readily monitored and reviewed; incorporation of both operational and financial goals and individual performance; capped payout levels for both annual cash incentives and long-term incentive awards; the Company’s compensation recoupment policy; multiple levels of review and approval of awards; and our internal risk review and assessment processes.
Potential Payments Upon Termination or Change in Control
Description of Agreements Providing for Potential Payments, page 11
17. Quantify the estimated payments and benefits that would be provided in each covered circumstance. See Item 402(j)(2) of Regulation S-K.
Company Response: The Company respectfully acknowledges the Staff’s comment and will ensure that future filings quantify the estimated payments and benefits that would be provided in each covered circumstance upon termination or change in control under Item 402(j)(2) of Regulation S-K.
Transactions with Related Persons, page 15
18. We note that Mr. Ferro and Mr. Dearborn have or had individual interests in the transactions between Merrick and the company. Please advise why you have not provided disclosure under Item 404(a) of Regulation S-K with respect to these individuals.
Company Response: The Company respectfully acknowledges the Staff’s comment and will ensure that future filings disclose any individual interests that Mr. Ferro and Mr. Dearborn have or had in the transactions between Merrick and the company under Item 404(a) of Regulation S-K.
19. Please advise why you have not provided disclosure pursuant to Item 404(a) regarding the value added reseller and VAR agreements noted above.
Company Response: The Company respectfully acknowledges the Staff’s comment and will include disclosure regarding the above-referenced agreements in future filings to the extent required by Item 404(a) of Regulation S-K.
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-010
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins
July 23, 2010

Forms 8-K Filed April 30, 2010 and June 18, 2010
Exhibit 99.1
20. We note adjustments (S) and (AA) which eliminate stock based-compensation expense of AMICAS, etrials and Confirma. Please explain your basis for excluding these expenses and tell us how these adjustments have met the criteria in Rule 11-02(b)(6) of Regulation S-X.
Company Response: The Company has eliminated stock-based compensation expense of acquired companies from the condensed pro forma statements of operations for the periods indicated as none of these transactions included stock options as part of the consideration. Further, all stock options of the acquired entities that were outstanding were either exercised or cancelled prior to the acquisition of the respective company by Merge Healthcare. In addition, while a significant portion of the employees of these acquired companies had stock options outstanding prior to the respective transaction, very few received a separate option grant of Merge Healthcare common stock as a result of their employment with the Company. The Company believes these adjustments meet the criteria in Rule 11-02(b)(6) of Regulation S-X as they give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) are factually supportable.
* * *
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-011
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.

Ms. Kathleen Collins

     If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,

/s/ Thomas P. Conaghan

Thomas P. Conaghan

cc:	Justin Dearborn, Chief Executive Officer
Steve Oreskovich, Chief Financial Officer
Ann Mayberry-French, General Counsel and Secretary
Confidential Treatment Requested by Merge Healthcare Incorporated
MERGE-012
[**] — Information omitted and provided under separate cover to the Staff pursuant to Rule 83.